Form C

Cover Page

Name of issuer:

Main Street Phoenix Workers Co-op, PBC LCA

Legal status of issuer:

Form: Other

Other (specify): Public Benefit Corporation

Jurisdiction of Incorporation/Organization: CO

Date of organization: 4/16/2020

Physical address of issuer:

4845 PEARL EAST CIR
PMB 89800
BOULDER CO 80301

Website of issuer:

http://mainstreet.coop

Name of intermediary through which the offering will be conducted:

Wefunder Portal LLC

CIK number of intermediary:

0001670254

SEC file number of intermediary:

007-00033

CRD number, if applicable, of intermediary:

283503

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering:

5% of the offering amount upon a successful fundraise, and be entitled to reimbursement for out-of-pocket third party expenses it pays or incurs on behalf of the Issuer in connection with the offering.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest:

No

Type of security offered:

- ☐ Common Stock
- ☐ Preferred Stock
- ☐ Debt
- ☑ Other

If Other, describe the security offered:

Class B Preferred Stock

Target number of securities to be offered:

1,000

Price:

$100.00000

Method for determining price:

Target offering amount:

$100,000.00

Oversubscriptions accepted:

- ☑ Yes
- ☐ No

If yes, disclose how oversubscriptions will be allocated:

☐ Pro-rata basis
☐ First-come, first-served basis
☑ Other

If other, describe how oversubscriptions will be allocated:

As determined by the issuer

Maximum offering amount (if different from target offering amount):

$1,070,000.00

Deadline to reach the target offering amount:

4/30/2022

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees:

1

	Most recent fiscal year-end:	Prior fiscal year-end:
Total Assets:	$67,306.00	$0.00
Cash & Cash Equivalents:	$63,448.00	$0.00
Accounts Receivable:	$0.00	$0.00
Short-term Debt:	$8,770.00	$0.00
Long-term Debt:	$0.00	$0.00
Revenues/Sales:	$0.00	$0.00
Cost of Goods Sold:	$0.00	$0.00
Taxes Paid:	$0.00	$0.00
Net Income:	($8,536.00)	$0.00

Select the jurisdictions in which the issuer intends to offer the securities:

AL, AK, AZ, AR, CA, CO, CT, DE, DC, FL, GA, HI, ID, IL, IN, IA, KS, KY, LA, ME, MD, MA, MI, MN, MS, MO, MT, NE, NV, NH, NJ, NM, NY, NC, ND, OH, OK, OR, PA, RI, SC, SD, TN, TX, UT, VT, VA, WA, WV, WI, WY, B5, GU, PR, VI, 1V

Offering Statement

Respond to each question in each paragraph of this part. Set forth each question and any notes, but not any instructions thereto, in their entirety. If disclosure in response to any question is responsive to one or more other questions, it is not necessary to repeat the disclosure. If a question or series of questions is inapplicable or the response is available elsewhere in the Form, either state that it is inapplicable, include a cross-reference to the responsive disclosure, or omit the question or series of questions.

Be very careful and precise in answering all questions. Give full and complete answers so that they are not misleading under the circumstances involved. Do not discuss any future performance or other anticipated event unless you have a reasonable basis to believe that it will actually occur within the foreseeable future. If any answer requiring significant information is materially inaccurate, incomplete or misleading, the Company, its management and principal shareholders may be liable to investors based on that information.

THE COMPANY

1. Name of issuer:

Main Street Phoenix Workers Co-op, PBC LCA

COMPANY ELIGIBILITY

2. ☑ Check this box to certify that all of the following statements are true for the issuer.

- Organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.
- Not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.
- Not an investment company registered or required to be registered under the Investment Company Act of 1940.
- Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding.
- Has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).
- Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

INSTRUCTION TO QUESTION 2: If any of these statements are not true, then you are NOT eligible to rely on this exemption under Section 4(a)(6) of the Securities Act.

3. Has the issuer or any of its predecessors previously failed to comply with the ongoing

reporting requirements of Rule 202 of Regulation Crowdfunding?

☐ Yes ☑ No

DIRECTORS OF THE COMPANY

4. Provide the following information about each director (and any persons occupying a similar status or performing a similar function) of the issuer.

Director	Principal Occupation	Main Employer	Year Joined as Director
Lauren Ruffin	Interim Chief of Marketing	Yerba Buena Center for the Arts	2020
Jason Wiener	Principal, Attorney	Jason Wiener P.C.	2020
Andrew Newsome	Director	N/A	2020

For three years of business experience, refer to Appendix D: Director & Officer Work History.

OFFICERS OF THE COMPANY

5. Provide the following information about each officer (and any persons occupying a similar status or performing a similar function) of the issuer.

Officer	Positions Held	Year Joined
Marisol Lazo-Flores	Managing Director	2020

For three years of business experience, refer to Appendix D: Director & Officer Work History.

INSTRUCTION TO QUESTION 5: For purposes of this Question 5, the term officer means a president, vice president, secretary, treasurer or principal financial officer, comptroller or principal accounting officer, and any person that routinely performing similar functions.

PRINCIPAL SECURITY HOLDERS

6. Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power.

Name of Holder	No. and Class of Securities Now Held	% of Voting Power Prior to Offering
Andrew Newsome	1.0 Class A Common Stock	25.0
Jason Wiener	1.0 Class A Common Stock	25.0
Lauren Ruffin	1.0 Class A Common Stock	25.0
Marisol Lazo-Flores	1.0 Class A Common Stock	25.0

INSTRUCTION TO QUESTION 6: The above information must be provided as of a date that is no more than 120 days prior to the date of filing of this offering statement.

To calculate total voting power, include all securities for which the person directly or indirectly has or shares the voting power, which includes the power to vote or to direct the voting of such securities. If the person has the right to acquire voting power of such securities within 60 days, including through the exercise of any option, warrant or right, the conversion of a security, or other arrangement, or if securities are held by a member of the family, through corporations or partnerships, or otherwise in a manner that would allow a person to direct or control the voting of the securities (or share in such direction or control — as, for example, a co-trustee) they should be included as being "beneficially owned." You should include an explanation of these circumstances in a footnote to the "Number of and Class of Securities Now Held." To calculate outstanding voting equity securities, assume all outstanding options are exercised and all outstanding convertible securities converted.

BUSINESS AND ANTICIPATED BUSINESS PLAN

7. Describe in detail the business of the issuer and the anticipated business plan of the issuer.

For a description of our business and our business plan, please refer to the attached Appendix A, Business Description & Plan

INSTRUCTION TO QUESTION 7: Wefunder will provide your company's Wefunder profile as an appendix (Appendix A) to the Form C in PDF format. The submission will include all Q&A items and "read more" links in an un-collapsed format. All videos will be transcribed.

This means that any information provided in your Wefunder profile will be provided to the SEC in response to this question. As a result, your company will be potentially liable for misstatements and omissions in your profile under the Securities Act of 1933, which requires you to provide material information related to your business and anticipated business plan. Please review your Wefunder profile carefully to ensure it provides all material information, is not false or misleading, and does not omit any information that would cause the information included to be false or misleading.

RISK FACTORS

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the

U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

8. Discuss the material factors that make an investment in the issuer speculative or risky:

> No Guarantee of Return: No assurance can be given that an investor will realize a substantial return on investment, or any return at all, or that an investor will not lose a substantial portion or all of the investment.
>
> No Guarantee of Dividends: No dividends will accrue from the Closing Date for a period of 12 months. Main Street Phoenix will make every reasonable effort to pay dividends to its investors, except to the extent payment of dividends would be prohibited by law or lending covenants. EXCEPT FOR THE CLASS B SHARES, WHICH DEPEND ON FREE CASH FLOW GENERATED BY THE COOPERATIVE'S SUBSIDIARIES, PAYMENT OF DIVIDENDS IS AT THE DISCRETION OF THE BOARD. THE INVESTOR HAS NO RIGHT TO RECEIVE DIVIDENDS. THE INVESTOR'S ONLY REMEDY IF THE COOPERATIVE FAILS TO PAY DIVIDENDS IS LITIGATION. There is no guarantee that the Cooperative or its subsidiaries will generate sufficient cash to pay dividends.
>
> Redemption Not Guaranteed: The Cooperative provides no guarantee that the Board of Directors will accept requests for redemption of Preferred Shares at any particular time, even if the Preferred Shares have been held for more than five years. The Cooperative further reserves the right to redeem the Preferred Shares with a promissory note, thereby further delaying an Investor's receipt of cash payment for the Preferred Shares. Investors should acquire the Preferred Shares with the intent of making a long-term investment. EXCEPT FOR THE CLASS B SHARES, THE REDEMPTION OF WHICH DEPENDS ON FREE CASH FLOW GENERATED BY THE COOPERATIVE'S SUBSIDIARIES, REDEMPTION OF PREFERRED SHARES IS AT THE DISCRETION OF THE BOARD. THE INVESTOR HAS NO RIGHT TO REDEMPTION. THE INVESTOR'S ONLY REMEDY IF THE COOPERATIVE FAILS TO REDEEM PREFERRED SHARES IS LITIGATION.
>
> Fixed and Arbitrary Share Price: The offering price each class of Preferred Shares has been arbitrarily determined by the Cooperative. This share price has been determined by the total number of shares being offered and the desired amount to be raised. This share price is not determined by reference to net assets of the Cooperative and is not an indication of the actual value of the Cooperative.
>
> Lack of Sinking Fund: The Cooperative has not established a sinking fund for the purpose of accumulating funds for retiring the Preferred Shares should any investor seek redemption of their shares. A sinking fund provides for periodic accumulation of funds over the life of the obligation with an independent trustee for the purpose of paying dividends and redeeming the preferred stock at maturity or upon request of the holder. Because the Cooperative will not maintain a sinking fund for the retirement of the Preferred Shares, it may not have the ability to retire shares upon request of the holder. The Cooperative will establish an internally-administered sinking fund for the purpose of accumulating funds to pay dividends and redeeming the Class B Preferred Shares
>
> Transfer Restrictions and No Public Market: Federal and state regulations, as well as the Articles of Organization of the Cooperative, restrict transfer of the Preferred Shares being offered except back to the Cooperative. The shares are "restricted securities" for purposes of federal securities regulation, as they have not been registered under the Securities Act of 1933. The securities have not been registered under federal laws and, therefore, cannot be resold unless the securities are registered or qualify for an exemption from registration under federal law. An investor should consider a purchase of Preferred Shares as a long-term investment. The Cooperative does not have any plans to ever register its shares for public trading on a national stock exchange. There is no public market for the Preferred Shares acquired in this offering and investors will not be permitted or able to sell the Preferred Shares to other investors. It may be difficult or impossible for an investor to sell or otherwise dispose of this investment. An investor may be required to hold and bear the financial risks of this investment indefinitely.
>
> Non-Voting Shares: The Preferred Shares being sold in this offering have no voting rights, except as required by the laws of the State of Colorado. Investors will have a right to vote to fill the board seat for this class of Preferred Stockholders on the Board of Directors. For other operating decisions of the Cooperative, investors must depend on the experience and judgment of the worker-owners (common stockholders) and Board of Directors of the Cooperative.
>
> Control of the Cooperative: The Cooperative is a worker-owned cooperative. The worker-owners control the Cooperative and its operations, including the election of the Board of Directors, save for the seats reserved for Investor Members. General corporate decisions, including election and removal of officers and authorization of shareholder dividends, are made by the Board of Directors. The Cooperative's current directors have experience in running worker cooperatives, but not all directors have experience in running Local Businesses.
>
> Reliance on Certain Key Team Members: The Cooperative's success depends substantially on the services of certain key directors, advisors, team members, and managers ("Key Persons"). Its business may be harmed if it loses the services of these people and the Cooperative is not able to attract and retain qualified replacements. In general, the potential success of the Cooperative will depend on the dedication and focus of the worker-owners and other employees, and any change in employee conditions may have an adverse effect on the potential success of the business.
>
> No Operating History: Because the Cooperative has not yet begun operations, it has no demonstrated ability to produce a profit, nor can it offer a guarantee that it ever will produce a profit or even open for business. However, the co-op's future local businesses will have an operating history.
>
> Commitment to Members and Community: The Cooperative is committed to supporting its worker-owners and community members, as well as providing a return to the investors in Preferred Shares. The Board of Directors has discretion

return to the investors in Preferred Shares. The Board of Directors has discretion to allocate revenues across different priorities including but not limited to member dividends, preferred dividends, capital reinvestment, community events or support, and other capital investments in the Cooperative. Exercise of this discretion could reduce or eliminate any return of money to the investors in the Preferred Shares.

Undocumented Workers: The Cooperative's mission includes incorporating undocumented workers into its worker-ownership body and among its Local Business staffing. To accomplish this under tax and immigration law, the Cooperative will sponsor the formation of a limited liability company that will enroll undocumented workers as self-employed partners (the "Undocumented Worker LLC"). The Undocumented Worker LLC will enter into a services agreement with Local Businesses in exchange for a services fee. The fee will be used to make guaranteed payments to members of the Undocumented Worker LLC. The members of the Undocumented Worker LLC will be eligible to become Class A Members in the Cooperative just as any other person. There is expectant complexity that accompanies this approach, to lawfully compensate undocumented workers.

Financial Statements Prepared by the Cooperative: The Cooperative has prepared internal pro forma financial statements. They have not been audited by an independent certified public accountant. The Cooperative retained consultants knowledgeable in bookkeeping, based assumptions on research, and have made the statements as accurate and clear as possible, the statements may contain errors and may lead investors to make incorrect assumptions about the financial status of the Cooperative.

Tax Risks: The Cooperative is formed for tax purposes as a C-Corp and intends to elect sub-chapter T treatment under the Internal Revenue Code. No representation or warranty of any kind is made by the Cooperative, the officers, directors, counsel to the Cooperative, or any other professional advisors thereto with respect to any tax consequences of any investment in the Cooperative. EACH PROSPECTIVE INVESTOR SHOULD SEEK THEIR OWN TAX ADVICE CONCERNING THE TAX CONSEQUENCES OF AN INVESTMENT IN THE COOPERATIVE.

Offering and Sale Conducted by Cooperative Management: The Cooperative is offering the Preferred Shares on a "best-efforts" basis. The Cooperative has not contracted with an underwriter, placement agent, or other person to purchase or sell all, or a portion of the Preferred Shares and there is no assurance that it can sell all or any of the Preferred Shares. The Cooperative officers and directors are exempt from registration as sellers of the Preferred Shares as agents or broker-dealers under applicable laws. Further, if the Cooperative had hired an underwriter, placement agent, or other independent person to sell the Preferred Shares, that person would have conducted an independent due diligence examination into the business.

Revisions to this Campaign: The information provided in this campaign is accurate in all material respects as of the date of filing. Future developments may require changes to the information provided in this campaign. Such changes may be made at the discretion of the Board of Directors.

Risk Related to Receiving Additional Capital: The Cooperative likely will need to raise further operating funds in addition to the proceeds from this offering. The Cooperative may not be successful in raising additional money to operate the business and the inability to raise money could have a material adverse effect on the business, operating results, and financial conditions of the Cooperative. The Cooperative will need to receive additional capital for each of the next five years of its operations, in the form of grants, equity and debt.

Novel Business and Legal Structure: The Cooperative has adopted a relatively novel worker-owned business structure and public benefit limited cooperative association legal structure. The relative scarcity of such structures in the market may make it more difficult to attract investors, secure lending and conduct operations generally.

Cooperative Management of Local Businesses: As compensation for management services, the Cooperative intends to take a majority or exclusive ownership position in the Local Businesses. Each Local Business will be operated under the supervision of a manager, who will be the primary point of contact for the Cooperative's back-office management team. There are no guarantees that the Cooperative will maintain adequate channels of communication or oversight of the Local Businesses nor that the Local Business will make enough profit to compensate the Cooperative.

Developing Highly Functioning Workplace Democracy: There are few examples of large-scale worker-owned cooperatives that have implemented effective workplace democracy and high-functioning workplace culture. The Cooperative will thus have scant models to draw from and will need to draw from a limited pool of technical expertise and field of practice in developing its workplace culture.

Investment Company. Main Street Phoenix has obtained a legal opinion that it is not an "investment company" as defined in the Investment Company Act of 1940. If a regulatory authority determines that it is an "investment company", it will have a material adverse effect on the business of the Cooperative.

Factors that May Affect Future Success: Any future success that the Cooperative might enjoy will depend on many factors beyond the Cooperative's control, and which cannot be predicted at this time. These factors may include but are not limited to: COVID-19 pandemic and the economic conditions related thereto; increases in operating costs; the Cooperative and Local Businesses' ability to obtain and expand the customer base and retain key customers of Local Businesses; and reduced profit margins caused by competitive pressures. These conditions may have a material adverse effect on the business, operating results, and financial condition.

Current Commercial Lease Rates: Prior to the pandemic, commercial lease rates in the Initial Target Area was high and inflexible. The lease rates are projected to lower due to the pandemic, but if this decrease or flexibility does not materialize

lower due to the pandemic, but if this decrease or flexibility does not materialize, it may negatively impact the Cooperative's ability to execute its strategy.

Tight Labor Market: Prior to the pandemic, the US labor market was tight; that is, unemployment was low and this placed an upward pressure on wages. Currently, the economy, generally, and the restaurants, specifically, are facing unprecedented labor shortages. These labor shortages could impact the cooperative's ability to hire labor, especially experienced labor.

Regulations and Licensing. Local Businesses, such as the restaurants, breweries, tap rooms, and brew pubs that the Cooperative will manage, are subject to federal and state regulation and licensing, such as retail food and alcohol licenses. There is a likelihood of complexity, delay, or challenges regarding license transfer or procurement due to unique worker ownership structures of Main Street Phoenix, and there is no guarantee that the required licenses will be transferred. The Cooperative plans to engage alcohol licensing attorneys to navigate this process. Furthermore, changes in state and federal regulations and licensing requirements may have an adverse effect on the Local Businesses operations and profitability and may thus also affect the Cooperative.

COVID-19 Waves, Economic Instability and Slow Recovery due to COVID-19: Further lockdowns and restrictions, such as seating capacity limitations, in the near future, may negatively impact Local Businesses. COVID-19 caused the U.S. GDP to fall at a 32.9% annualized rate, the deepest decline since records began back in 1947, and caused an unemployment rate of 14.7% in April 2020. While recovery is underway, the timeline is still uncertain. This economic decline and uncertain recovery could strain the cash flows of the Local Businesses as these businesses are dependent on discretionary consumer spending. This, in turn, will affect the cash flows of the Cooperative.

COVID-19 Consumer Trends and Customer Retention: Local Businesses' current business models mainly rely on in-person consumption; COVID-19 has affected and may continue to affect a consumer trend towards less in-person consumption could negatively affect our business. We cannot be assured that the volume and/or number of Local Businesses' customers' purchase orders will remain constant or increase or that the Local Businesses will be able to maintain our existing customer base. Significant decreases in the volume and/or number of customers' purchase orders or an inability to retain or grow the current customer base may have a material adverse effect on our business, financial condition, or results of operations. Many Local Businesses have long-standing relationships with a number of our customers, many of whom could unilaterally terminate their relationship or materially reduce the amount of business they conduct with the Local Business at any time. Market competition, customer requirements, customer financial condition and customer consolidation through mergers or acquisitions also could adversely affect our ability to continue or expand these relationships. There is no guarantee that a Local Business will be able to retain or renew existing agreements or maintain relationships with any of customers on acceptable terms or at all. The loss of many customers could adversely affect our business, financial condition, and results of operations.

New and Existing Competition: As COVID-19 restrictions lift, there is no guarantee that new competition will not emerge. Increasing competition in this market could have a material adverse effect on the business, operating results, and financial condition of the Cooperative. Existing direct competition includes Teamshares, Inc., a financial technology business that purchases small businesses from retiring owners and fund the selling of the businesses to the employees; the Obran Cooperative, a cooperative conglomerate that acquires and holds distressed small-to-medium businesses in any industry on behalf of worker-owners; the Legacy Fund, a fund that connects entrepreneurs to local investors; and local, regional and national restaurant groups and private equity funds, with more liquidity and capital to weather the pandemic's effect on the industry or outbid the Cooperative in acquiring target Local Businesses. Indirect competition (as well as potential partners) include major food delivery services such as Grubhub and Uber Eats, and online meal kit delivery services, like HelloFresh and Blue Apron, which sends pre-prepared or pre-portioned food to consumers' doorsteps.

Product Cost Fluctuations: Due to COVID-19 and its effects on product production and distribution, Local Businesses may be subject to significant fluctuation in perishable and non-perishable product costs. For example, beef, pork, and poultry prices increased dramatically in 2020. Such changes may affect the operations and profitability of the Cooperative. Local Businesses rely on third-party suppliers and distribution networks across national and international geographies, and it may be affected by interruption of supplies or increases in product costs due to COVID-19 and other factors outside of our control. We are subject to delays caused by interruption in production and increases in product costs based on conditions outside our control. These conditions include work slowdowns, work interruptions, strikes or other job actions by employees of suppliers; severe weather; crop conditions; product recalls; transportation interruptions (e.g. interstate or ports); unavailability of fuel or increases in fuel costs; competitive demands; and natural disasters (e.g. earthquakes, fires) or other catastrophic events (including, but not limited to, the outbreak of food-borne illnesses in the United States). An inability to obtain adequate supplies of produce and other products for Local Businesses because of any of these or other factors could mean that we could not fulfill our obligations to our customers and, as a result, customers may turn to our competitors.

Beef cost, on average, 9% more this year than in 2019, before the pandemic. For the year, pork prices are 5.5% higher and prices poultry is 4.5% higher than the 2019 average.

Capital Expenditure Required for Re-modelling, Rebranding, Rehabilitating of Local Businesses: There may be instances in which a local business, that is under the management of the cooperative, may require re-modeling, rebranding, or general rehabilitation work in order to relaunch the Local Business in excess of what has been budgeted and modeled. This is a potential and unforeseeable capital expenditure that could have a material adverse effect on the Cooperative's financial condition.

> Margins: Local Businesses are low-margin business, and profitability is directly affected by cost deflation or inflation, commodity volatility and other factors. In the restaurant industry, produce distribution is characterized by relatively high inventory turnover with relatively low profit margins. Volatile commodity costs have a direct impact on the industry. Local Business profit levels may be negatively affected during periods of product cost deflation. Prolonged periods of product cost inflation also may reduce our profit margins and earnings. In addition, periods of rapid inflation may have a negative effect on Local Business's ability to pay for management services. There may be a lag between the time of the price increase and the time at which we are able to pass it along to customers, as well as the impact it may have on discretionary spending by customers.
>
> Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

INSTRUCTION TO QUESTION 8: Avoid generalized statements and include only those factors that are unique to the issuer. Discussion should be tailored to the issuer's business and the offering and should not repeat the factors addressed in the legends set forth above. No specific number of risk factors is required to be identified.

The Offering

USE OF FUNDS

9. What is the purpose of this offering?

The Company intends to use the net proceeds of this offering for working capital and general corporate purposes, which includes the specific items listed in Item 10 below. While the Company expects to use the net proceeds from the Offering in the manner described above, it cannot specify with certainty the particular uses of the net proceeds that it will receive from from this Offering. Accordingly, the Company will have broad discretion in using these proceeds.

10. How does the issuer intend to use the proceeds of this offering?

If we raise: **$100,000**

Use of Proceeds: We seek to integrate our first food service business into MSPWC umbrella with 60% of the funds. 30% will go towards hiring 1 full-time back-office employee. 5% towards Wefunder fees, 5% towards marketing and brand development.

If we raise: **$250,000**

Use of Proceeds: We will seek to integrate 2 restaurants into MSPWC umbrella using 60% of the funds. 30% will go towards hiring 1 full-time back-office employee. 5% towards Wefunder fees, 5% towards marketing and brand development.

If we raise: **$500,000**

Use of Proceeds: We will seek to integrate 3-4 restaurants into MSPWC umbrella using 60% of the funds. 30% will go towards hiring 2 full-time back-office employees. 5% towards Wefunder fees, 5% towards marketing and brand development.

If we raise: **$750,000**

Use of Proceeds: We will seek to integrate 5-6 restaurants into MSPWC umbrella using 60% of the funds. 30% will be used to hire 1 strategic C-suite role within the corporate back-office. 5% towards Wefunder fees, 5% towards marketing.

If we raise: **$1,070,000**

Use of Proceeds: We will seek to integrate 7-8 restaurants into MSPWC umbrella using 60% of the funds. 30% will be used to hire 1-3 strategic C-Suite roles within the corporate back-office. 5% towards Wefunder fees, 5% towards marketing.

INSTRUCTION TO QUESTION 10: An issuer must provide a reasonably detailed description of any intended use of proceeds, such that investors are provided with an adequate amount of information to understand how the offering proceeds will be used. If an issuer has identified a range of possible uses, the issuer should identify and describe each probable use and the factors the issuer may consider in allocating proceeds among the potential uses. If the issuer will accept proceeds in excess of the target offering amount, the issuer must describe the purpose, method for allocating oversubscriptions, and intended use of the excess proceeds with similar specificity. Please include all potential uses of the proceeds of the offering, including any that may apply only in the case of oversubcriptions. If you do not do so, you may later be required to amend your Form C. Wefunder is not responsible for any failure by you to describe a potential use of offering proceeds.

DELIVERY & CANCELLATIONS

11. How will the issuer complete the transaction and deliver securities to the investors?

Book Entry and Investment in the Co-Issuer. Investors will make their investments by investing in interests issued by one or more co-issuers, each of which is a special purpose vehicle ("SPV"). The SPV will invest all amounts it receives from investors in securities issued by the Company. Interests issued to investors by the SPV will be in book entry form. This means that the investor will not receive a certificate representing his or her investment. Each investment will be recorded in the books and records of the SPV. In addition, investors' interests in the investments will be recorded in each investor's "Portfolio" page on the Wefunder platform. All references in this Form C to an Investor's investment in the Company (or similar phrases) should be interpreted to include investments in a SPV.

12. How can an investor cancel an investment commitment?

NOTE: Investors may cancel an investment commitment until 48 hours prior to the deadline identified in these offering materials.

The intermediary will notify investors when the target offering amount has been met. If the issuer reaches the target offering amount prior to the deadline identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment.

If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled and the committed funds will be returned.

An Investor's right to cancel. An Investor may cancel his or her investment commitment at any time until 48 hours prior to the offering deadline.

If there is a material change to the terms of the offering or the information provided to the Investor about the offering and/or the Company, the Investor will be provided notice of the change and must re-confirm his or her investment commitment within five business days of receipt of the notice. If the Investor does not reconfirm, he or she will receive notifications disclosing that the commitment was cancelled, the reason for the cancellation, and the refund amount that the investor is required to receive. If a material change occurs within five business days of the maximum number of days the offering is to remain open, the offering will be extended to allow for a period of five business days for the investor to reconfirm.

If the Investor cancels his or her investment commitment during the period when cancellation is permissible, or does not reconfirm a commitment in the case of a material change to the investment, or the offering does not close, all of the Investor's funds will be returned within five business days.

Within five business days of cancellation of an offering by the Company, the Company will give each investor notification of the cancellation, disclose the reason for the cancellation, identify the refund amount the Investor will receive, and refund the Investor's funds.

The Company's right to cancel. The Investment Agreement you will execute with us provides the Company the right to cancel for any reason before the offering deadline.

If the sum of the investment commitments from all investors does not equal or exceed the target offering amount at the time of the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Ownership and Capital Structure

THE OFFERING

13. Describe the terms of the securities being offered.

Co-op Revenue Share:

Securities offered: Series - 1 Class B Preferred Stock of Main Street Phoenix.

Offering price: $100 per Series - 1 Class B Preferred Share fixed nominal price.

Target offering is $100,000; Maximum offering is $1,070,000.

Use of Funds: Proceeds raised from the sale of Series - 1 Class B Preferred Stock will be used to acquire control of and provide working capital to target businesses in the restaurant and retail food service industry. The offering will be conducted on a best-efforts, no minimum basis and no proceeds will be impounded or placed in escrow. Main Street Phoenix may use funds immediately as they become available

Class B Preferred Shareholders receive rights to future revenue starting 12 months after this offer closes. Dividends are allocated from 85% of Net Free Cash Flow annually with a 2X Investment Amount Cap. MSPP holds the right to redeem equity once the Cap is met.

Redemption rights: Once the Cap has been reached, commencing on the date the

next fiscal quarter begins, Main Street Phoenix will begin making equal, ratable distributions to the holders of Series - 1 Class B Stock, on a quarterly basis, equal to the quarterly Net Free Cash Flow, up to the Cap ("Redemption Distributions"). Each Redemption Distribution will automatically repurchase a ratable number of shares of Series - 1 Class B Stock from each holder receiving the Redemption Distribution, which includes redemption of accrued dividends plus the original purchase price for the shares repurchased. The Series - 1 Class B Stock is considered fully and automatically redeemed upon payments of Redemption Distributions that in the aggregate equal the Cap.

Voting Rights: Series - 1 Class B Preferred Stockholders will become Series - 1 Class B Investor Members of Main Street Phoenix. Series - 1 Class B Investor Members will not have voting rights except as required by law.

See exact security attached as Appendix B, Investor Contracts. Term Sheet is appended to the end of the Subscription Agreement.

14. Do the securities offered have voting rights?

☐ Yes
☑ No

15. Are there any limitations on any voting or other rights identified above?

See the above description of the Proxy to the Lead Investor.

16. How may the terms of the securities being offered be modified?

Offering Information through Campaign and Modifications of Offering Terms. The Investor acknowledges that this Agreement has been provided with additional information in the Campaign and the Investor has received and carefully read the Campaign information. The Investor recognizes that the Campaign includes certain statements, estimates, and forecasts of the Cooperative with respect to its anticipated future performance. Such statements, estimates and forecasts reflect various assumptions of management of the Cooperative that may or may not prove to be correct, and no assurance can be given that the Cooperative can or will attain such results. In the event that the Cooperative modifies the terms upon which the Shares are offered and described in the Campaign, the Cooperative hereby agrees that it shall notify the Investor of such modification of the offering terms and provide the Investor with the opportunity to adopt such modified terms.

Amendment and Modification; Waiver. This Agreement may only be amended, modified, or supplemented by an agreement in writing signed by each party hereto. No waiver by any party of any of the provisions hereof shall be effective unless explicitly set forth in writing and signed by the party so waiving. No waiver by any party shall operate or be construed as a waiver in respect of any failure, breach, or default not expressly identified by such written waiver, whether of a similar or different character, and whether occurring before or after that waiver. No failure to exercise, or delay in exercising, any rights, remedy, power or privilege arising from this Agreement shall operate or be construed as a waiver thereof; nor shall any single or partial exercise of any right, remedy, power or privilege hereunder preclude any other or further exercise thereof or the exercise of any other right, remedy, power or privilege.

RESTRICTIONS ON TRANSFER OF THE SECURITIES BEING OFFERED:

The securities being offered may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

1. to the issuer;
2. to an accredited investor;
3. as part of an offering registered with the U.S. Securities and Exchange Commission; or
4. to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

NOTE: The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.

The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

DESCRIPTION OF ISSUER'S SECURITIES

17. What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights
Class D Preferred	6000	0	No
Class C Preferred	3000	31	No
Class B			

Preferred	60000	165	No
Class A Common	2000	4	Yes

Class of Security	Securities Reserved for Issuance upon Exercise or Conversion
Warrants:	
Options:	

Describe any other rights:

Board Seat Rights. Class B Investor Members may designate one seat each on the Board of Directors. The Board of Directors has a maximum of seven Directors.

Liquidation Rights. Upon liquidation, Class B Investor Members shall have the first rights of distribution following payment of outstanding debts and liabilities.

18. How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of security identified above?

Series - 1 Class B Preferred Stock will have a preference to distributions of residual proceeds in a company sale or liquidation event relative to all patron member shares, Class C Preferred Stock, and Class D Preferred Stock. Holders of Series - 1 Class B Preferred Stock will receive such distributions on equal footing and ratably.

19. Are there any differences not reflected above between the securities being offered and each other class of security of the issuer?

No.

20. How could the exercise of rights held by the principal shareholders identified in Question 6 above affect the purchasers of the securities being offered?

As holders of a majority-in-interest of voting rights in the Company, **the shareholders** may make decisions with which the Investor disagrees, or that negatively affect the value of the Investor's securities in the Company, and the Investor will have no recourse to change these decisions. The Investor's interests may conflict with those of other investors, and there is no guarantee that the Company will develop in a way that is optimal for or advantageous to the Investor.

For example, **the shareholders** may change the terms of the articles of incorporation for the company, change the terms of securities issued by the Company, change the management of the Company, and even force out minority holders of securities. **The shareholders** may make changes that affect the tax treatment of the Company in ways that are unfavorable to you but favorable to them. They may also vote to engage in new offerings and/or to register certain of the Company's securities in a way that negatively affects the value of the securities the Investor owns. Other holders of securities of the Company may also have access to more information than the Investor, leaving the Investor at a disadvantage with respect to any decisions regarding the securities he or she owns.

The shareholders have the right to redeem their securities at any time. **Shareholders** could decide to force the Company to redeem their **securities** at a time that is not favorable to the Investor and is damaging to the Company. Investors' exit may affect the value of the Company and/or its viability.

In cases where the rights of holders of convertible debt, SAFES, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, an Investor's interests in the Company may be diluted. This means that the pro-rata portion of the Company represented by the Investor's securities will decrease, which could also diminish the Investor's voting and/or economic rights. In addition, as discussed above, if a majority-in-interest of holders of securities with voting rights cause the Company to issue additional stock, an Investor's interest will typically also be diluted.

21. How are the securities being offered being valued? Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions.

The offering price for the securities offered pursuant to this Form C has been determined arbitrarily by the Company, and does not necessarily bear any relationship to the Company's book value, assets, earnings or other generally accepted valuation criteria. In determining the offering price, the Company did not employ investment banking firms or other outside organizations to make an independent appraisal or evaluation. Accordingly, the offering price should not be considered to be indicative of the actual value of the securities offered hereby.In the future, we will perform valuations of our common stock that take into account factors such as the following:

- unrelated third party valuations of our common stock;
- the price at which we sell other securities, such as convertible debt or preferred stock, in light of the rights, preferences and privileges of our those securities relative to those of our common stock;
- our results of operations, financial position and capital resources;
- current business conditions and projections;
- the lack of marketability of our common stock;
- the hiring of key personnel and the experience of our management;
- the introduction of new products;

- the risk inherent in the development and expansion of our products;
- our stage of development and material risks related to our business;
- the likelihood of achieving a liquidity event, such as an initial public offering or a sale of our company given the prevailing market conditions and the nature and history of our business;
- industry trends and competitive environment;
- trends in consumer spending, including consumer confidence;
- overall economic indicators, including gross domestic product, employment, inflation and interest rates; and
- the general economic outlook.

We will analyze factors such as those described above using a combination of financial and market-based methodologies to determine our business enterprise value. For example, we may use methodologies that assume that businesses operating in the same industry will share similar characteristics and that the Company's value will correlate to those characteristics, and/or methodologies that compare transactions in similar securities issued by us that were conducted in the market.

22. What are the risks to purchasers of the securities relating to minority ownership in the issuer?

An Investor in the Company will likely hold a minority position in the Company, and thus be limited as to its ability to control or influence the governance and operations of the Company.

The marketability and value of the Investor's interest in the Company will depend upon many factors outside the control of the Investor. The Company will be managed by its officers and be governed in accordance with the strategic direction and decision-making of its Board Of Directors, and the Investor will have no independent right to name or remove an officer or member of the Board Of Directors of the Company.

Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured.

The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

23. What are the risks to purchasers associated with corporate actions, including additional issuances of securities, issuer repurchases of securities, a sale of the issuer or of assets of the issuer or transactions with related parties?

Additional issuances of securities. Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured. The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Issuer repurchases of securities. The Company may have authority to repurchase its securities from shareholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests held by other similarly situated investors to the Investor, and create pressure on the Investor to sell its securities to the Company concurrently.

A sale of the issuer or of assets of the issuer. As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the Investor will rely upon the executive management of the Company and the Board of Directors of the Company to manage the Company so as to maximize value for shareholders. Accordingly, the success of the Investor's investment in the Company will depend in large part upon the skill and expertise of the executive management of the Company and the Board of Directors of the Company. If the Board Of Directors of the Company authorizes a sale of all or a part of the Company, or a disposition of a substantial portion of the Company's assets, there can be no guarantee that the value received by the Investor, together with the fair market estimate of the value remaining in the Company, will be equal to or exceed the value of the Investor's initial investment in the Company.

Transactions with related parties. The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management and Board of Directors of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its shareholders. By acquiring an interest in the Company, the Investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

24. Describe the material terms of any indebtedness of the issuer:

None.

INSTRUCTION TO QUESTION 24: name the creditor, amount owed, interest rate, maturity date, and any other material terms.

25. What other exempt offerings has the issuer conducted within the past three years?

Offering Date	Exemption	Security Type	Amount Sold	Use of Proceeds
9/2021	Regulation D, Rule 506(b)	Series 1 Preferred Stock, Class B & C	$196,000	General operations

26. Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12- month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:

1. any director or officer of the issuer;
2. any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;
3. if the issuer was incorporated or organized within the past three years, any promoter of the issuer;
4. or (4) any immediate family member of any of the foregoing persons.

☐ Yes
☑ No

INSTRUCTIONS TO QUESTION 26: The term transaction includes, but is not limited to, any financial transaction, arrangement or relationship (including any indebtedness or guarantee of indebtedness) or any series of similar transactions, arrangements or relationships.

Beneficial ownership for purposes of paragraph (2) shall be determined as of a date that is no more than 120 days prior to the date of filing of this offering statement and using the same calculation described in Question 6 of this Question and Answer format.

The term "member of the family" includes any child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the person, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Compute the amount of a related party's interest in any transaction without regard to the amount of the profit or loss involved in the transaction. Where it is not practicable to state the approximate amount of the interest, disclose the approximate amount involved in the transaction.

FINANCIAL CONDITION OF THE ISSUER

27. Does the issuer have an operating history?

☑ Yes
☐ No

28. Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.

Management's Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and the related notes and other financial information included elsewhere in this offering. Some of the information contained in this discussion and analysis, including information regarding the strategy and plans for our business, includes forward-looking statements that involve risks and uncertainties. You should review the "Risk Factors" section for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview

We aim to scale, streamline, and accelerate the recovery of local businesses by providing management services that will increase their resiliency and support sustainable growth. We later re-launch the restaurant as a worker-owned business.

We aspire to have 23 businesses under the Main Street Phoenix Co-op umbrella with over 570 worker-owners in five years. Forward-looking projections cannot be guaranteed.

Given the Company's limited operating history, the Company cannot reliably estimate how much revenue it will receive in the future, if any.

Milestones

Main Street Phoenix Workers Co-op, PBC LCA was incorporated in the State of Colorado in April 2020.

Colorado in April 2020.

Since then, we have:

- 💸Raised $350K in investments, grants, donations; making 1st concept-proving acquisition now
- 🤝Partnered w/ the Gates Family Foundation, multiple CO impact funds
- 💫Our virtual Restaurants Rising Summit ft. CO Governor Jared Polis, restauranteurs, founders
- Plan to integrate & coop-ify 23 restaurants into MSPWC umbrella in the next 5 yrs, affecting 570+ workers
- 👨‍🍳Team experienced in rest. consulting, management, equity initiatives, worker advocacy etc.
- 💡Featured in NY Times, Fast Company, Impact Alpha, & beyond
- 💥Helping women, people of color, undocumented workers own a piece of the businesses they work for

Historical Results of Operations

Our company was organized in April 2020 and has limited operations upon which prospective investors may base an evaluation of its performance.

- *Revenues & Gross Margin.* For the period ended December 31, 2020, the Company had revenues of $0.
- *Assets.* As of December 31, 2020, the Company had total assets of $67,306, including $63,448 in cash.
- *Net Loss.* The Company has had net losses of $8,536 for 2020.
- *Liabilities.* The Company's liabilities totaled $8,770 for 2020.

Liquidity & Capital Resources

To-date, the company has been financed with $196,000 in equity.

After the conclusion of this Offering, should we hit our minimum funding target, our projected runway is 12 months before we need to raise further capital.

We plan to use the proceeds as set forth in this Form C under "Use of Funds". We don't have any other sources of capital in the immediate future.

We will likely require additional financing in excess of the proceeds from the Offering in order to perform operations over the lifetime of the Company. We plan to raise capital in 6 months. Except as otherwise described in this Form C, we do not have additional sources of capital other than the proceeds from the offering. Because of the complexities and uncertainties in establishing a new business strategy, it is not possible to adequately project whether the proceeds of this offering will be sufficient to enable us to implement our strategy. This complexity and uncertainty will be increased if less than the maximum amount of securities offered in this offering is sold. The Company intends to raise additional capital in the future from investors. Although capital may be available for early-stage companies, there is no guarantee that the Company will receive any investments from investors.

Runway & Short/Mid Term Expenses

Main Street Phoenix Workers Co-op, PBC LCA cash in hand is $77,259.75, as of December 2021. Over the last three months, revenues have averaged $0/month, cost of goods sold has averaged $0/month, and operational expenses have averaged $11,386/month, for an average burn rate of $11,386 per month. Our intent is to be profitable in 12 months.

Additional investments received to fund operations, additional expenditures in the team to execute and refine strategy.

Revenue is directly correlated to the growth through acquisition strategy. Upon execution of acquisition(s), the cooperative will begin serving those entities and earning income. Expenses will increase approximately 25% to provide those services.

Approximately $500k is needed to integrate the first 2-3 local businesses and to reach targeted profitability within 12-18 months.

Yes, we have received donations and grant money through our fiscal sponsor, The Rocky Mountain Employee Ownership Center. There is currently a total of $150,374 available. If needed, we will use these funds to cover expenses throughout the campaign.

Any projections made in the above narrative are forward-looking and cannot be guaranteed.

INSTRUCTIONS TO QUESTION 28: The discussion must cover each year for which financial statements are provided. For issuers with no prior operating history, the discussion should focus on financial milestones and operational, liquidity and other challenges. For issuers with an operating history, the discussion should focus on whether historical results and cash flows are representative of what investors should expect in the future. Take into account the proceeds of the offering and any other known or pending sources of capital. Discuss how the proceeds from the offering will affect liquidity, whether receiving these funds and any other additional funds is necessary to the viability of the business, and how quickly the issuer anticipates using its available cash. Describe the other available sources of capital to the business, such as lines of credit or required contributions by shareholders. References to the issuer in this Question 28 and these instructions refer to the issuer and its predecessors, if any.

FINANCIAL INFORMATION

29. Include financial statements covering the two most recently completed fiscal years or the period(s) since inception, if shorter:

Refer to Appendix C, Financial Statements

I, Marisol Lazo-Flores, certify that:

(1) the financial statements of Main Street Phoenix Workers Co-op, PBC LCA included in this Form are true and complete in all material respects ; and

(2) the tax return information of Main Street Phoenix Workers Co-op, PBC LCA included in this Form reflects accurately the information reported on the tax return for Main Street Phoenix Workers Co-op, PBC LCA filed for the most recently completed fiscal year.

Marisol Lazo-Flores
Managing Director

STAKEHOLDER ELIGIBILITY

30. With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director, officer, general partner or managing member of the issuer, any beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, any promoter connected with the issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer or managing member of any such solicitor, prior to May 16, 2016:

(1) Has any such person been convicted, within 10 years (or five years, in the case of issuers, their predecessors and affiliated issuers) before the filing of this offering statement, of any felony or misdemeanor:

- i. in connection with the purchase or sale of any security? ☐ Yes ☑ No
- ii. involving the making of any false filing with the Commission? ☐ Yes ☑ No
- iii. arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities? ☐ Yes ☑ No

(2) Is any such person subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of the information required by Section 4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:

- i. in connection with the purchase or sale of any security? ☐ Yes ☑ No
- ii. involving the making of any false filing with the Commission? ☐ Yes ☑ No
- iii. arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities? ☐ Yes ☑ No

(3) Is any such person subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:

- i. at the time of the filing of this offering statement bars the person from:
  - A. association with an entity regulated by such commission, authority, agency or officer? ☐ Yes ☑ No
  - B. engaging in the business of securities, insurance or banking? ☐ Yes ☑ No
  - C. engaging in savings association or credit union activities? ☐ Yes ☑ No
- ii. constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered within the 10-year period ending on the date of the filing of this offering statement? ☐ Yes ☑ No

(4) Is any such person subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement:

- i. suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal? ☐ Yes ☑ No
- ii. places limitations on the activities, functions or operations of such person? ☐ Yes ☑ No
- iii. bars such person from being associated with any entity or from participating in the offering of any penny stock? ☐ Yes ☑ No

(5) Is any such person subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this offering statement, orders the person to cease and desist from committing or causing a violation or future violation of:

- i. any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder? ☐ Yes ☑ No
- ii. Section 5 of the Securities Act? ☐ Yes ☑ No

(6) Is any such person suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade?

☐ Yes ☑ No

(7) Has any such person filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued?

☐ Yes ☑ No

(8) Is any such person subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations?

☐ Yes ☑ No

If you would have answered "Yes" to any of these questions had the conviction, order, judgment, decree, suspension, expulsion or bar occurred or been issued after May 16, 2016, then you are NOT eligible to rely on this exemption under Section 4(a)(6) of the Securities Act.

INSTRUCTIONS TO QUESTION 30: Final order means a written directive or declaratory statement issued by a federal or state agency, described in Rule 503(a)(3) of Regulation Crowdfunding, under applicable statutory authority that provides for notice and an opportunity for hearing, which constitutes a final disposition or action by that federal or state agency.

No matters are required to be disclosed with respect to events relating to any affiliated issuer that occurred before the affiliation arose if the affiliated entity is not (i) in control of the issuer or (ii) under common control with the issuer by a third party that was in control of the affiliated entity at the time of such events.

OTHER MATERIAL INFORMATION

31. In addition to the information expressly required to be included in this Form, include:

- (1) any other material information presented to investors; and
- (2) such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.

The Lead Investor. As described above, each Investor that has entered into the Investor Agreement will grant a power of attorney to make voting decisions on behalf of that Investor to the Lead Investor (the "Proxy"). The Proxy is irrevocable unless and until a Successor Lead Investor takes the place of the Lead Investor, in which case, the Investor has a five (5) calendar day period to revoke the Proxy. Pursuant to the Proxy, the Lead Investor or his or her successor will make voting decisions and take any other actions in connection with the voting on Investors' behalf.

The Lead Investor is an experienced investor that is chosen to act in the role of Lead Investor on behalf of Investors that have a Proxy in effect. The Lead Investor will be chosen by the Company and approved by Wefunder Inc. and the identity of the initial Lead Investor will be disclosed to Investors before Investors make a final investment decision to purchase the securities related to the Company.

The Lead Investor can quit at any time or can be removed by Wefunder Inc. for cause or pursuant to a vote of investors as detailed in the Lead Investor Agreement. In the event the Lead Investor quits or is removed, the Company will choose a Successor Lead Investor who must be approved by Wefunder Inc. The identity of the Successor Lead Investor will be disclosed to Investors, and those that have a Proxy in effect can choose to either leave such Proxy in place or revoke such Proxy during a 5-day period beginning with notice of the replacement of the Lead Investor.

The Lead Investor will not receive any compensation for his or her services to the SPV. The Lead Investor may receive compensation if, in the future, Wefunder Advisors LLC forms a fund ("Fund") for accredited investors for the purpose of investing in a non-Regulation Crowdfunding offering of the Company. In such as circumstance, the Lead Investor may act as a portfolio manager for that Fund (and as a supervised person of Wefunder Advisors) and may be compensated through that role.

Although the Lead Investor may act in multiple roles with respect to the Company's offerings and may potentially be compensated for some of its services, the Lead Investor's goal is to maximize the value of the Company and therefore maximize the value of securities issued by or related to the Company. As a result, the Lead Investor's interests should always be aligned with those of Investors. It is, however, possiblethat in some limited circumstances the Lead Investor's interests could diverge from the interests of Investors, as discussed in section 8 above.

Investors that wish to purchase securities related to the Company through Wefunder Portal must agree to give the Proxy described above to the Lead Investor, provided that if the Lead Investor is replaced, the Investor will have a 5-day period during which he or she may revoke the Proxy. If the Proxy is not revoked during this 5-day period, it will remain in effect.

Tax Filings. In order to complete necessary tax filings, the SPV is required to include information about each investor who holds an interest in the SPV, including each investor's taxpayer identification number ("TIN") (e.g., social security number or employer identification number). To the extent they have not already done so, each investor will be required to provide their TIN within the earlier of (i) two (2) years of making their investment or (ii) twenty (20) days

prior to the date of any distribution from the SPV. If an investor does not provide their TIN within this time, the SPV reserves the right to withhold from any proceeds otherwise payable to the Investor an amount necessary for the SPV to satisfy its tax withholding obligations as well as the SPV's reasonable estimation of any penalties that may be charged by the IRS or other relevant authority as a result of the investor's failure to provide their TIN. Investors should carefully review the terms of the SPV Subscription Agreement for additional information about tax filings.

INSTRUCTIONS TO QUESTION 30: If information is presented to investors in a format, media or other means not able to be reflected in text or portable document format, the issuer should include:
(a) a description of the material content of such information;
(b) a description of the format in which such disclosure is presented; and
(c) in the case of disclosure in video, audio or other dynamic media or format, a transcript or description of such disclosure.

ONGOING REPORTING

32. The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than:

120 days after the end of each fiscal year covered by the report.

33. Once posted, the annual report may be found on the issuer's website at:

http://mainstreet.coop/invest

The issuer must continue to comply with the ongoing reporting requirements until:

1. the issuer is required to file reports under Exchange Act Sections 13(a) or 15(d);
2. the issuer has filed at least one annual report and has fewer than 300 holders of record;
3. the issuer has filed at least three annual reports and has total assets that do not exceed $10 million;
4. the issuer or another party purchases or repurchases all of the securities issued pursuant to Section 4(a)(6), including any payment in full of debt securities or any complete redemption of redeemable securities; or the issuer liquidates or dissolves in accordance with state law.

APPENDICES

Appendix A: Business Description & Plan

Appendix B: Investor Contracts

SPV Subscription Agreement
MSPP SUB Agreement_Final

Appendix C: Financial Statements

Financials 1

Appendix D: Director & Officer Work History

Andrew Newsome
Jason Wiener
Lauren Ruffin
Marisol Lazo-Flores

Appendix E: Supporting Documents

20.11.01_Main_Street_Phoenix_Bylaws_-_SIGNED.pdf
ttw_communications_83960_012857.pdf

Signatures

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

The following documents will be filed with the SEC:

Cover Page XML

Offering Statement (this page)

Appendix A: Business Description & Plan

Appendix B: Investor Contracts

SPV Subscription Agreement

MSPP SUB Agreement_Final

Appendix C: Financial Statements

Financials 1

Appendix D: Director & Officer Work History

Andrew Newsome

Jason Wiener

Lauren Ruffin

Marisol Lazo-Flores

Appendix E: Supporting Documents

20.11.01_Main_Street_Phoenix_Bylaws_-_SIGNED.pdf
ttw_communications_83960_012857.pdf

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

Main Street Phoenix Workers Co-op, PBC LCA

By

Marisol Lazo Flores

Managing Director

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C and Transfer Agent Agreement has been signed by the following persons in the capacities and on the dates indicated.

Andrew Newsome

Board Member
12/7/2021

Jason Wiener

Director
12/7/2021

Lauren Olivia Ruffin

Board Member
12/6/2021

Marisol Lazo Flores

Managing Director
12/6/2021

The Form C must be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

I authorize Wefunder Portal to submit a Form C to the SEC based on the information I provided through this online form and my company's Wefunder profile.

As an authorized representative of the company, I appoint Wefunder Portal as the company's true and lawful representative and attorney-in-fact, in the company's name, place and stead to make, execute, sign, acknowledge, swear to and file a Form C on the company's behalf. This

power of attorney is coupled with an interest and is irrevocable. The company hereby waives any and all defenses that may be available to contest, negate or disaffirm the actions of Wefunder Portal taken in good faith under or in reliance upon this power of attorney.